Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 29, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on January 29, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 26, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

January 29, 2007	Name:	Wan Feng
	Title:	Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)

ANNOUNCEMENT

1. RESIGNATION OF DIRECTOR

2. CLARIFICATION

1.	Resignation of director

The board of directors of the Company (“Board”) announces that Mr. Wu Yan has resigned as executive director of the Company with effect from 26 January 2007. Mr. Wu has also tendered his resignation as president of the Company.

2.	Clarification

The Board has noticed recent press articles in respect of the possible resignation of Mr. Yang Chao. The Board has not received Mr. Yang’s application to resign as executive director and Chairman of the Company.

1.	Resignation of director

The Board announces that due to reallocation to other job duties, Mr. Wu Yan has resigned as executive director of the Company with effect from 26 January 2007. Mr. Wu has also tendered his resignation as president of the Company and a meeting of the Board will be held on 31 January 2007 to consider Mr. Wu’s resignation as president of the Company.

Mr. Wu confirms that there is no disagreement between him and the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to thank Mr. Wu for his valuable contribution to the Company during his tenure of office.

2.	Clarification

The Board has noticed recent press articles in respect of the possible resignation of Mr. Yang Chao as executive director and Chairman of the Company. The Board has not received Mr. Yang’s application to resign as executive director and Chairman of the Company.

By order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

After the resignation of Mr. Wu, the Board comprises the following members:

Executive Directors: Yang Chao, Wan Feng

Non-executive Directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive Director:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 26 January 2007